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                          October 23, 2023

       David C. Sirolly
       Chief Legal Officer & General Counsel
       The Cannabist Company Holdings Inc.
       680 Fifth Ave., 24th Floor
       New York, New York 10019

                                                        Re: The Cannabist
Company Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 17,
2023
                                                            File No. 333-275061

       Dear David C. Sirolly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              James Guttman, Esq.